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Ernst & Young AS

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To the Shareholders' Meeting of EVRY ASA

Report on the merger plan in EVRY ASA (the target company)

As independent experts and on instructions from the Board of Directors in EVRY ASA, we report on the merger plan dated 26 June 2019 between Tieto Oyj and EVRY ASA in accordance with the Norwegian Public Limited Liability Companies Act section 13-28, cf. section 13-10. In the merger, all assets and liabilities in EVRY ASA are transferred to Tieto Oyj. As compensation, the shareholders in EVRY ASA receive 0.12 shares in Tieto Oyj for each share in EVRY ASA, plus a cash payment of NOK 5.28 per share in EVRY ASA.

The Board of Directors' responsibility
The board in each company is responsible for the information and the valuations on which the compensation is based.

The independent experts' responsibility
Our responsibility is to prepare a report on the determination of the compensation.

The report comprises two parts. The first part states the procedures applied in the determination of the compensation to the shareholders in the target company. The other part is our statement on the compensation.

Part 1: Report on the determination of the compensation
The compensation is determined based on proposal given by the other party in the merger, discussions and negotiations between the merging parties, and evaluations in the Board of Directors for EVRY ASA. A valuation of the merging companies, based on stock exchange prices, has been made. This valuation has taken into consideration stock options and average FX-rates, and been measured towards multiples for the sector. The valuation performed by the company is based on external available information, and is supported by an external fairness opinion. Please also refer to the Board of Directors merger report for details about the compensation.

Part 2: The independent expert's report
We conducted our review and issue our statement in accordance with the Norwegian standard SA 3802-1 "The auditor's statements and reports pursuant to Norwegian company legislation". The standard requires that we plan and perform our review to obtain reasonable assurance for the fact that the compensation to the shareholders in EVRY ASA is reasonable and fairly justified. The work comprises a review of the valuation of the compensation, as based on the negotiations between the parties. We have also assessed the valuation methods applied as part of the process and the assumptions constituting the basis for the valuation.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the justification for the consideration to the shareholders in EVRY ASA is reasonable and fair based on the valuation as at 18 June 2019 of the companies as described above.

Oslo, 26 June 2019
ERNST & YOUNG AS

Asbjørn Ler

Asbjørn Ler
State Authorized Public Accountant (Norway)